ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

April 29, 2016	George B. Raine
T +1 617 951 7556
F +1 617 235 7447
george.raine@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:

Post Effective Amendment Number 25 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) (the “Trust”) on Form N-1A Filed on November 20, 2015, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “1933 Act”)

Dear Ms. Rossotto:

On November 20, 2015, the Trust filed the above-referenced amendment to the Registration Statement of the Trust, for the purpose of registering for public offer and sale the shares of the Asia Ex-Japan Fund (the “Fund”), a series of the Trust. On January 12, 2016, the staff of the Securities and Exchange Commission (the “SEC”) provided comments regarding the amendment by telephone to George B. Raine and Harsha Pulluru of Ropes & Gray, LLP, counsel to the Trust. Subsequent to this, the Trust filed delaying amendments on January 29, March 3, and April 1, 2016 for the purpose of delaying the effectiveness of the amendment until April 29, 2016. We respectively submit this comment response letter on behalf of the Trust. For convenience of reference, each of the comments is summarized before the Trust’s responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

To the extent responses below indicate that a change will be made in response to a comment, those changes will be reflected in a combined amendment to the Trust’s registration statement pursuant to Rule 485(b) under the 1933 Act on April 29, 2016.

Prospectus

1.                                      Comment: In the fee table under Summary of Key Information — Fees and Expenses, please include the heading “Annual Fund Operating Expenses” following the heading “Shareholder Fees.”

Response: The requested change will be made.

April 29, 2016

2.                                      Comment: In the fee table under Summary of Key Information — Fees and Expenses, please include a footnote to the item “Other Expenses” stating that such expenses are based on estimated amounts for the current fiscal year.

Response: The requested change will be made.

3.                                      Comment: Please confirm supplementally that each class of the Fund is subject to the same management fee.

Response: The Trust confirms that each class of the Fund is subject to the same management fee.

4.                                      Comment: Under Summary of Key Information — Principal Investment Strategies, the Prospectus states that the Fund will invest “in a portfolio of common stocks and other equity securities of issuers located in Asia (excluding Japan) and including the Indian subcontinent.” Please confirm that each type of security that is included in the Fund’s principal investment strategies is disclosed in this section.

Response: The Trust confirms that each type of security that is included in the Fund’s principal investment strategies is disclosed under Summary of Key Information — Principal Investment Strategies.

5.                                      Comment: Under Summary of Key Information — Principal Investment Strategies, the Prospectus states that the Fund “will invest in a diversified portfolio of exchange-traded securities issued by companies such as those located in countries contained in the MSCI All Country Asia Ex Japan Index, cash and cash equivalents.”  Please clarify whether the Fund will only invest in companies included in the MSCI All Country Asia Ex Japan Index (the “Index”), or if it can invest in any companies located in countries contained in the Index.

Response:  The Fund is not restricted to investing only in companies included in the Index and may invest in a diversified portfolio of exchange-traded securities, primarily consisting of common stocks issued by companies located in countries included in the Index, cash and cash equivalents.

6.                                      Comment: Under Summary of Key Information — Principal Investment Strategies, the Prospectus lists the countries included in the Index, and then states that “[t]he economies of many of these countries are considered emerging market economies, with markets that may be less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation.”  Please identify which of the listed countries have emerging market economies.

April 29, 2016

Response: The Trust discusses emerging market countries in Primary Investment Risks — Emerging Markets Risk. The Trust does not believe that it would be instructive or consistent with market practice to list all emerging market countries, and therefore respectfully declines to identify the listed countries that have emerging market economies.

7.                                      Comment: Under Summary of Key Information — Principal Risks, please consider disclosing the risks of investing in mid- and small-cap issuers.

Response: The Trust will add the following disclosure under Summary of Key Information — Principal Risks:

Medium- and Small-Cap Issuer Risk — The stocks of medium- and small-capitalization companies can be more volatile than the stocks of larger companies due to limited product lines, financial and management resources, and market and distribution channels. Medium- and small-capitalization companies often have shorter operating histories than larger, well-established companies. Their shares can be less liquid than those of larger companies, especially during market declines.

8.                                      Comment: Under Summary of Key Information — Principal Risks, please consider renaming “correlation risk” to “focused investments risk” as the term “correlation” is generally used to describe the correlation between the performance of a fund and the index it may track.

Response: The Trust believes that the term “focused investments risk” may inaccurately suggest that the Fund’s investments are focused in particular countries, regions, sectors or companies, and that the term “correlation risk” more appropriately describes the fact that should the Fund’s investments be targeted towards countries, regions, sectors or companies that are closely correlated with one another, this could create more risk that if the Fund’s investments were less correlated.  The Trust also believes that there is little potential for confusion with respect to the term “correlation” as the Fund does not seek to replicate a particular index.  As a result, the Trust respectfully declines to change the term “correlation risk” to “focused investments risk,” but to avoid any potential confusion will instead change the term to “investment correlation risk.”

9.                                      Comment: Under Summary of Key Information — Principal Investment Strategies, there is a reference to forward foreign currency transactions and options.  As a result, please describe the risks of investment in such instruments under Summary of Key Information — Principal Risks.

Response: The Trust notes that the following disclosure is included under Summary of Key Information — Principal Investment Strategies: “Currency hedging is permitted, at the discretion of the Manager, to attempt to preserve the Fund’s investments in U.S. dollar terms, and may include utilization of forward foreign currency transactions or other currency instruments, such as options.”  The Fund will only utilize forward foreign currency transactions or other currency instruments, such

April 29, 2016

as options, for the purposes of currency hedging.  The Trust submits that currency and hedging risks are appropriately disclosed under Summary of Key Information — Principal Risks. Furthermore, the Trust notes that the specific risks involved with options on foreign currencies and forward foreign currency transactions are disclosed under Primary Investment Risks — Currency and Hedging Risk in the Prospectus.  As a result, the Trust respectfully declines to include further disclosure in response to this comment.

10.                               Comment: Under Summary of Key Information — Performance, the Prospectus states that “[t]he Fund has not commenced operations as of December 31, 2014.”  Please update this reference to December 31, 2015.

Response: The Trust notes that the registration statement pursuant to Rule 485(a) under the 1933 Act was filed on November 20, 2015.  The next amendment of the Trust’s registration statement will be filed pursuant to Rule 485(b) under the 1933 Act on April 29, 2016, at which time the date under Summary of Key Information — Performance will be updated to December 31, 2015.

11.                               Comment: Under Summary of Key Information — Performance, please provide a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future pursuant to Item 4(b)(2)(i) of Form N-1A.

Response: The requested change will be made.

12.                               Comment: If applicable, under Summary of Key Information — Performance, please include a statement explaining that updated performance information is available and provide a web site address an/or toll-free telephone number where the updated information may be obtained pursuant to Item 4(b)(2)(i) of Form N-1A.

Response: Updated performance information for the Fund will not be available via a publicly-available web site or telephone number. As a result, the Trust respectfully submits that the suggested disclosure is not required.

13.                               Comment: Under Investment Objectives and Policies — Investment Policies, the Prospectus states that “[t]he Fund may also invest in securities which are convertible into common stock, sponsored ADRs, EDRs, GDRs or other similar instruments.”  If investment in such instruments is a principal investment strategy of the Fund, please also disclose this under Summary of Key Information — Principal Investment Strategies.

Response: While the Trust believes that it is appropriate to include this disclosure under Item 9, the Trust does not consider such investments to rise to the level of requiring specific disclosure under Item 4.

April 29, 2016

14.                               Comment: If the Fund will invest in contingent convertible securities or in unsponsored depositary receipts, please disclose the risks associated with these investments.

Response: The Fund does not invest in contingent convertible securities or unsponsored depositary receipts.  As a result, the Trust does not intend to introduce additional disclosure in response to this comment.

15.                               Comment: Under Investment Objectives and Policies — Investment Policies, the Prospectus states the Fund may invest in repurchase agreements.  If investment in such repurchase agreements is a principal investment strategy of the Fund, please also disclose this under Summary of Key Information — Principal Investment Strategies.

Response: The Trust submits that the reference to repurchase agreements under Investment Objectives and Policies — Investment Policies merely describes the fact that for the purposes of liquidity, the Fund may hold cash in short-term securities, including repurchase agreements.  The Fund does not invest in repurchase agreements as a principal investment strategy and so declines to introduce additional disclosure in response to this comment.

16.                               Comment: Under Primary Investment Risks, the Prospectus states that “[t]he Fund could be subject to additional risks because of the types of investments it makes and market conditions, which may change over time.”  Please confirm that pursuant to Item 9(c) of Form N-1A, this section discloses the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.  Please also confirm that any additional investments the Fund will make are consistent with the risk disclosure included in the Prospectus.

Response: The Fund confirms that all risks required to be disclosed pursuant to Item 9(c) of Form N-1A are disclosed under Primary Investment Risks, and that any additional investments that Fund will make will be consistent with the risk disclosure included in the Prospectus.  The Trust further submits that if the Fund’s principal investment strategies or principal risks were to change, the Prospectus would be supplemented to disclose such changes.  In order to avoid any confusion, the language quoted above will be revised by adding a comma as follows to clarify that the phrase “which may change over time” is intended to apply to market conditions rather than the types of investments the Fund makes:

The Fund could be subject to additional risks because of the types of investments it makes, and market conditions, which may change over time.

17.                               Comment: Under Investment Objectives and Policies — Risks — Correlation Risk, the Prospectus states that “if the Fund has a significant portion of its assets in investments tied

April 29, 2016

economically to (or related to) a particular geographic region, foreign country or particular market (e.g., emerging markets), then it has more exposure to regional and country economic risks than funds making foreign investments throughout the world.”  Because the Fund will have a significant portion of its assets in investments tied economically to a particular geographic region, please revise the statement to remove the conditional “if the Fund has” language.

Response: The Trust notes that the Fund’s registration statement will be combined with those of its other series, some of which do not have a significant portion of their assets in investments tied economically to particular geographic regions.  As a result, the language in the combined Prospectus will read as follows (marked to show differences between the 485A filing and the combined prospectus, in which the Fund will appear):

If ~~the~~a Fund has a significant portion of its assets in investments tied economically to (or related to) a particular geographic region, foreign country or particular market (e.g., emerging markets), then it has more exposure to regional and country economic risks than funds making foreign investments throughout the world.

18.                               Comment: Under Investment Objectives and Policies — Risks — Currency and Hedging Risk, the Prospectus states that “[t]he Fund must also place liquid assets in a segregated account in an amount at least equal to the market value of any futures contracts purchased and outstanding and the exercise price of any call options purchased and outstanding.”  Please confirm supplementally that the futures contracts are contractually required to be cash-settled and marked-to-market daily.

Response: The Trust confirms that the Fund currently expects any futures contracts in which it trades to be contractually required to be cash-settled and marked-to-market daily.

19.                               Comment: Under Other Important Information about the Fund — Investment Companies, the Prospectus states that “the Fund may invest up to 10% of its total assets through investment companies or other collective investment vehicles…” Please confirm that if Acquired Fund Fees and Expenses exceed one basis point, that such fees would be disclosed in the Fund’s fees and expenses table.  Furthermore, if the collective investment vehicles that the Fund may invest in include private funds or foreign investment funds, please include disclosure to this effect.

Response: The Trust confirms that if the Fund’s investments in other funds that are required, under Form N-1A and related guidance, to be included within Acquired Fund Fees and Expenses (“AFFE”) cause the Fund’s AFFE to exceed one basis point, such fees would be disclosed in the Fund’s fees and expenses table.

20.                               Comment: Under Other Important Information about the Fund — Commodity Interests, the Prospectus states that Baillie Gifford Overseas Limited (the “Manager”) has filed with the National Futures Association a notice claiming an exemption from the definition of the term “commodity

April 29, 2016

pool operator” (“CPO”) with respect to the Fund, and that if in the future the Fund no longer meets the de minimis qualifications for this exemption, the Manager, with respect to the Fund, would withdraw its notice claiming an exemption from the definition of a CPO with respect to the Fund.  Please confirm supplementally whether the Fund would provide any notice to shareholders of any withdrawal of the Manager’s notice claiming an exemption from the definition of a CPO with respect to the Fund.

Response: The Trust respectfully submits that it would not be required by current SEC or Commodity Futures Trading Commission rules to provide notice to Fund shareholders if the Manger withdraws its notice claiming an exemption from the definition of a CPO with respect to the Fund.  As a result, the Trust does not intend to provide such notice to Fund shareholders.

21.                               Comment: Under Shares — Conversions between Classes, if there are any fees involved with conversion between share classes, please add disclosure to this effect.

Response: The Trust confirms that there are no fees involved in conversions between share classes, and therefore submits that there is no need to introduce any additional disclosure in response to this comment.

22.                               Comment: Under Management of the Trust, the Prospectus states that “[t]he joint lead portfolio managers for The Asia Ex Japan Fund are Ewan Markson-Brown and Roderick Snell, who are both ultimately responsible for the management of the Fund’s portfolio.”  In place of the phrase “who are both ultimately responsible for the management…,” please consider including the phrase “who are both jointly and primarily responsible for the management…,” which aligns with the language in Item 10(a)(2) of Form N-1A.

Response: The requested change will be made with respect to the Fund but will not apply to other series of the Trust without co-lead managers.

Statement of Additional Information

23.                               Comment: Under Management of the Trust — Aggregate Compensation From Funds, please confirm that the figures included for each fund add up to the figures included under “Total Compensation from Trust and Fund Complex Paid to Trustees.”

Response: The Trust will review the figures in the table and confirm that the correct figures are included in the next filing of its registration statement.

April 29, 2016

24.                               Comment: Under Control Persons and Principal Holders of Securities, please explain supplementally why certain shareholders are included as “principal holders” of a class of a fund’s securities, but are not included as “control persons” of the fund.

Response: Due to the share class structure of the Trust’s funds, it is possible for certain shareholders to hold all or a large proportion of the outstanding shares of a particular class of a fund’ shares, while still holding a small proportion of the outstanding shares of the fund as a whole.  As a result, it is possible for certain shareholders to be “principal holders” by owning of record or being known by the Trust to hold beneficially 5% of more of any class of a fund’s securities while also not being a “control person” because such shareholder does not own greater than 25% of a fund’s outstanding shares, either beneficially or by virtue of its fiduciary of trust roles or otherwise.

25.                               Comment: Under Income Dividends, Capital Gain Distributions and Tax Status — Return of Capital Distributions, the Statement of Additional Information discloses that the Fund may make return of capital distributions. If such distributions may be significant, please consider including such disclosure in the Prospectus.

Response: The Trust confirms that it does not expect to make significant return of capital distributions.  As a result, the Trust respectfully submits that there is no need to introduce any additional disclosure to the Prospectus as a result of this comment.

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

April 29, 2016

Very truly yours,

/s/ George B. Raine
George B. Raine

cc:	Gareth Griffiths, Baillie Gifford Overseas, Ltd.
Maureen A. Miller, Vedder Price P.C.